Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended June 30,
	2008	2007	2006

Earnings:
Income before income taxes	$92,178	$109,726	$138,105
Unconsolidated affiliates’ interests, net	—	(201)	1,226
Amortization of capitalized interest	45	21	24
Interest expense and other related financing costs	11,713	11,762	9,493
Interest portion of rent expense (1)	13,659	12,054	11,665
Adjusted earnings	$117,595	$133,362	$160,513

Fixed Charges:
Interest expense and other related financing costs	$11,713	$11,762	$9,493
Interest portion of rent expense (1)	13,659	12,054	11,665
Total fixed charges	$25,372	$23,816	$21,158

Ratio of earnings to fixed charges	4.63	5.60	7.59

(1) One-third of rent expense is considered representative of the interest factor within rent expense